STATEMENTS

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	June 30, 2017	December 31, 2016
Assets			
Current Assets			
Cash		$ 385,058	$ 1,257
Restricted cash		—	392,048
Accounts receivable	4	95,324	115,368
Deferred financial assets	15	31,424	—
Other current assets		8,804	6,721
		520,610	515,394
Property, plant and equipment:			
Oil and natural gas properties (full cost method)	5	768,404	726,452
Other capital assets, net	5	10,102	11,978
Property, plant and equipment		778,506	738,430
Goodwill		644,942	651,663
Deferred financial assets	15	11,373	—
Deferred income tax asset	13	648,608	733,363
Total Assets		$ 2,604,039	$ 2,638,850
Liabilities			
Current liabilities			
Accounts payable	7	$ 177,688	$ 184,534
Dividends payable		2,421	2,405
Current portion of long-term debt	8	28,549	29,539
Deferred financial liabilities	15	3,718	28,615
		212,376	245,093
Deferred financial liabilities	15	—	12,266
Long-term debt	8	664,576	739,286
Asset retirement obligation	9	110,718	181,700
		775,294	933,252
Total Liabilities		987,670	1,178,345
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: June 30, 2017 – 242 million shares			
December 31, 2016 – 240 million shares	14	3,386,946	3,365,962
Paid-in capital		64,229	73,783
Accumulated deficit		(2,141,551)	(2,332,641)
Accumulated other comprehensive income		306,745	353,401
		1,616,369	1,460,505
Total Liabilities & Shareholders' Equity		$ 2,604,039	$ 2,638,850

Contingencies 16

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

(CDN$ thousands, except per share amounts) unaudited	Note	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Revenues					
Oil and natural gas sales, net of royalties	10	$ 225,695	$ 174,330	$ 453,511	$ 316,991
Commodity derivative instruments gain/(loss)	15	31,948	(21,907)	89,510	(8,443)
		257,643	152,423	543,021	308,548
Expenses					
Operating		45,768	60,540	96,149	133,130
Transportation		29,205	24,495	58,833	50,213
Production taxes		13,803	8,541	24,167	15,977
General and administrative	11	15,340	19,244	38,833	41,697
Depletion, depreciation and accretion		64,779	82,892	125,359	174,235
Asset impairment	6	—	148,679	—	194,856
Interest		10,211	10,064	20,352	24,598
Foreign exchange (gain)/loss	12	(12,150)	383	(16,008)	(54,025)
Gain on divestment of assets	5	(78,400)	(74,700)	(78,400)	(219,800)
Gain on prepayment of senior notes	8	—	(12,152)	—	(19,270)
Other expense/(income)		(558)	(82)	(1,043)	(242)
		87,998	267,904	268,242	341,369
Income/(Loss) before taxes		169,645	(115,481)	274,779	(32,821)
Current income tax expense/(recovery)	13	2,040	(227)	2,114	(386)
Deferred income tax expense	13	38,303	53,300	67,070	309,785
Net Income/(Loss)		$ 129,302	$ (168,554)	$ 205,595	$ (342,220)
Other Comprehensive Income/(Loss)					
Change in cumulative translation adjustment		(36,354)	1,654	(46,656)	(64,714)
Other Comprehensive Income/(Loss)		(36,354)	1,654	(46,656)	(64,714)
Total Comprehensive Income/(Loss)		$ 92,948	$ (166,900)	$ 158,939	$ (406,934)
Net income/(Loss) per share					
Basic	14	$ 0.53	$ (0.77)	$ 0.85	$ (1.61)
Diluted	14	$ 0.52	$ (0.77)	$ 0.83	$ (1.61)

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Changes in Shareholders' Equity

(CDN$ thousands) unaudited		Six months ended June 30, 2017		2016
Share Capital				
Balance, beginning of year	$	3,365,962	$	3,133,524
Issue of shares (net of issue costs)		—		223,031
Share-based compensation – settled		20,984		9,407
Balance, end of period	$	3,386,946	$	3,365,962
Paid-in Capital				
Balance, beginning of year	$	73,783	$	56,176
Share-based compensation – settled		(20,984)		(9,407)
Share-based compensation – non-cash		11,430		8,820
Balance, end of period	$	64,229	$	55,589
Accumulated Deficit				
Balance, beginning of year	$	(2,332,641)	$	(2,694,618)
Net income/(loss)		205,595		(342,220)
Dividends		(14,505)		(21,011)
Balance, end of period	$	(2,141,551)	$	(3,057,849)
Accumulated Other Comprehensive Income/(Loss)				
Balance, beginning of year	$	353,401	$	402,672
Change in cumulative translation adjustment		(46,656)		(64,714)
Balance, end of period	$	306,745	$	337,958
Total Shareholders' Equity	$	1,616,369	$	701,660

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Cash Flows

(CDN$ thousands) unaudited	Note	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Operating Activities					
Net income/(loss)		$ 129,302	$ (168,554)	$ 205,595	$ (342,220)
Non-cash items add/(deduct):					
Depletion, depreciation and accretion		64,779	82,892	125,359	174,235
Asset impairment		—	148,679	—	194,856
Changes in fair value of derivative instruments	15	(30,031)	41,060	(79,960)	67,395
Deferred income tax expense	13	38,303	53,300	67,070	309,785
Foreign exchange (gain)/loss on debt and working capital	12	(13,064)	131	(16,975)	(56,027)
Share-based compensation	14	3,310	5,391	11,430	8,820
Gain on divestment of assets	5	(78,400)	(74,700)	(78,400)	(219,800)
Gain on prepayment of senior notes	8	—	(12,152)	—	(19,270)
Asset retirement obligation expenditures	9	(1,523)	(750)	(4,064)	(3,204)
Changes in non-cash operating working capital	17	(14,382)	(13,410)	(3,838)	17,064
Cash flow from/(used in) operating activities		98,294	61,887	226,217	131,634
Financing Activities					
Proceeds from the issuance of shares		—	220,410	—	220,410
Cash dividends		(7,264)	(6,547)	(14,505)	(21,011)
Increase/(decrease) in bank credit facility		(4,043)	(150,073)	(23,272)	(79,223)
Proceeds/(repayment) of senior notes	8	(29,084)	(109,371)	(29,084)	(335,400)
Changes in non-cash financing working capital		—	334	16	(3,791)
Cash flow from/(used in) financing activities		(40,391)	(45,247)	(66,845)	(219,015)
Investing Activities					
Capital and office expenditures		(102,022)	(48,206)	(222,515)	(91,498)
Property and land acquisitions		(4,713)	(343)	(7,249)	(3,897)
Property divestments	5	59,842	92,735	58,942	280,503
Decrease/(increase) in restricted cash		380,939	—	380,939	—
Changes in non-cash investing working capital		(10,071)	(11,909)	16,251	(54,035)
Cash flow from/(used in) investing activities		323,975	32,277	226,368	131,073
Effect of exchange rate changes on cash		(982)	(1,026)	(1,939)	(2,018)
Change in cash		380,896	47,891	383,801	41,674
Cash, beginning of period		4,162	1,281	1,257	7,498
Cash, end of period		$ 385,058	$ 49,172	$ 385,058	$ 49,172

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Notes to Condensed Consolidated Financial Statements
(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("The Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on August 10, 2017.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three and six months ended June 30, 2017 and the 2016 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2016. There are no differences in the use of estimates or judgments between these interim Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2016.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

3) FUTURE ACCOUNTING POLICY CHANGES

In future accounting periods, the Company will adopt the following Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board ("FASB"):

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606),* which requires entities to recognize revenue on the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. The new standard also will require expanded disclosures regarding the nature, amount, timing and certainty of revenue and cash flows from contracts with customers. The FASB further issued several ASUs in 2016 which provide clarification on implementation of the amended standard, technical corrections, improvements and practical expedients that can be applied under certain circumstances. The guidance in Topic 606, as amended, will be effective for annual periods beginning on or after December 15, 2017, and will be adopted by Enerplus on January 1, 2018. The Company is evaluating both the full retrospective and modified retrospective methods of adoption as it works through its analysis. Enerplus is currently reviewing the terms of its sales contracts with customers to determine the impact, if any, that the standard will have on the Consolidated Financial Statements. The Company currently expects that the standard will not have a material impact on the Consolidated Financial Statements other than enhanced disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842).* The ASU introduces a lessee accounting model that requires lessees to recognize a right-of-use asset and related lease liability on the balance sheet for those leases classified as finance and operating, with some exceptions. The new standard also expands disclosures related to the amount, timing and uncertainty of cash flows arising from leases. The standard will be applied using a modified retrospective approach and provides for certain practical expedients at the date of adoption. The ASU is effective January 1, 2019. Enerplus does not expect to early adopt the standard, and continues to assess the impact it will have on the Consolidated Financial Statements.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326).* The ASU significantly changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The new guidance amends the impairment model of financial instruments basing it on expected losses rather than incurred losses. These expected credit losses will be recognized as an allowance rather than a direct write down of the amortized cost basis. The new guidance is effective January 1, 2020, and will be applied using a modified retrospective approach. Enerplus does not expect to early adopt the standard, and continues to assess the impact it will have on the Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.* This standard eliminates Step 2 of the goodwill impairment test, and requires a goodwill impairment charge for the amount that the goodwill carrying amount exceeds the reporting unit's fair value. The updated guidance is effective January 1,

2020, and will be applied prospectively. Enerplus does not expect to early adopt the standard. The amended standard may affect goodwill impairment tests past the adoption date, the impact of which is not known.

4) ACCOUNTS RECEIVABLE

($ thousands)	June 30, 2017	December 31, 2016
Accrued receivables	$ 67,934	$ 83,774
Accounts receivable – trade	29,463	33,305
Current income tax receivable	1,130	1,564
Allowance for doubtful accounts	(3,203)	(3,275)
Total accounts receivable, net of allowance for doubtful accounts	$ 95,324	$ 115,368

5) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As of June 30, 2017 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 13,546,093	$ (12,777,689)	$ 768,404
Other capital assets	105,901	(95,799)	10,102
Total PP&E	$ 13,651,994	$ (12,873,488)	$ 778,506

As of December 31, 2016 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 13,567,390	$ (12,840,938)	$ 726,452
Other capital assets	106,070	(94,092)	11,978
Total PP&E	$ 13,673,460	$ (12,935,030)	$ 738,430

Under full cost accounting rules, divestitures of oil and gas properties are generally accounted for as adjustments to capitalized costs, with no recognition of a gain or loss. However, if not recognizing a gain or loss on the transaction would have otherwise significantly altered the relationship between a cost centre's capitalized costs and proved reserves, then a gain or loss must be recognized.

During the three and six months ended June 30, 2017, Enerplus recorded a gain on asset divestments of $78.4 million on the second quarter sale of certain Canadian assets for proceeds of $59.6 million, after closing adjustments (three and six months ended June 30, 2016 – gains of $74.7 million and $219.8 million, respectively, and proceeds of $92.7 million and $280.5 million, respectively).

6) ASSET IMPAIRMENT

($ thousands)	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Oil and natural gas properties:				
Canada cost centre	$ —	$ 34,200	$ —	$ 34,200
U.S. cost centre	—	114,479	—	160,656
Impairment expense	$ —	$ 148,679	$ —	$ 194,856

With increases in the 12-month average trailing crude oil and natural gas prices, there was no impairment recorded for the six months ended June 30, 2017. The impairment for the three and six months ended June 30, 2016 was due to lower 12-month average trailing crude oil and natural gas prices.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling tests from June 30, 2016 through June 30, 2017:

Period	WTI Crude Oil US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	AECO Natural Gas Spot CDN$/Mcf
Q2 2017	$ 48.95	1.33	$ 60.79	$ 3.05	$ 2.79
Q1 2017	47.61	1.31	58.02	2.77	2.41
Q4 2016	42.75	1.32	52.26	2.49	2.17
Q3 2016	41.68	1.32	51.17	2.27	2.06
Q2 2016	43.12	1.32	53.16	2.25	2.14

7) ACCOUNTS PAYABLE

($ thousands)	June 30, 2017	December 31, 2016
Accrued payables	$ 106,324	$ 104,816
Accounts payable - trade	71,364	79,718
Total accounts payable	$ 177,688	$ 184,534

8) DEBT

($ thousands)	June 30, 2017	December 31, 2016
Current:		
Senior notes	$ 28,549	$ 29,539
	28,549	29,539
Long-term:		
Bank credit facility	$ —	$ 23,226
Senior notes	664,576	716,060
	664,576	739,286
Total debt	$ 693,125	$ 768,825

The terms and rates of the Company's outstanding senior notes are provided below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)	CDN$ Carrying Value ($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$ 136,258
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	25,954
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$298,000	386,715
June 18, 2009	June 18 and Dec 18	5 equal annual installments beginning June 18, 2017	7.97%	US$225,000	US$88,000	114,198
					Total carrying value	$ 693,125
					Current portion	28,549
					Long-term portion	$ 664,576

During the three months ended June 30, 2017, Enerplus made a principal repayment of US$22 million on its 2009 senior notes. For the six months ended June 30, 2016, Enerplus repurchased US$267 million in outstanding senior notes at a discount, resulting in gains of $19.3 million.

9) ASSET RETIREMENT OBLIGATION

($ thousands)	Six months ended June 30, 2017		Year ended December 31, 2016	
Balance, beginning of year	$	181,700	$	206,359
Change in estimates		751		5,496
Property acquisitions and development activity		610		3,003
Dispositions		(72,096)		(35,635)
Settlements		(4,064)		(8,390)
Accretion expense		3,817		10,867
Balance, end of period	$	110,718	$	181,700

Enerplus has estimated the present value of its asset retirement obligation to be $110.7 million at June 30, 2017 compared to $181.7 million at December 31, 2016 based on a total undiscounted liability of $312.0 million and $452.1 million, respectively. The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.82% (December 31, 2016 – 5.86%).

10) OIL AND NATURAL GAS SALES

($ thousands)	Three months ended June 30,				Six months ended June 30,			
		2017		2016		2017		2016
Oil and natural gas sales	$	282,090	$	212,741	$	559,835	$	383,164
Royalties[1]		(56,395)		(38,411)		(106,324)		(66,173)
Oil and natural gas sales, net of royalties	$	225,695	$	174,330	$	453,511	$	316,991

(1)   Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

11) GENERAL AND ADMINISTRATIVE EXPENSE

($ thousands)	Three months ended June 30,				Six months ended June 30,			
		2017		2016		2017		2016
General and administrative expense	$	11,981	$	14,600	$	26,252	$	33,026
Share-based compensation expense[1]		3,359		4,644		12,581		8,671
General and administrative expense	$	15,340	$	19,244	$	38,833	$	41,697

(1)   Includes cash and non-cash share-based compensation.

12) FOREIGN EXCHANGE

($ thousands)	Three months ended June 30,				Six months ended June 30,			
		2017		2016		2017		2016
Realized:								
Foreign exchange loss	$	914	$	252	$	967	$	2,002
Unrealized:								
Translation of U.S. dollar debt and working capital (gain)/loss		(13,064)		131		(16,975)		(56,027)
Foreign exchange (gain)/loss	$	(12,150)	$	383	$	(16,008)	$	(54,025)

13) INCOME TAXES

($ thousands)	Three months ended June 30, 2017		Three months ended June 30, 2016		Six months ended June 30, 2017		Six months ended June 30, 2016	
Current tax expense/(recovery)								
Canada	$	—	$	(366)	$	—	$	(669)
United States		2,040		139		2,114		283
Current tax expense/(recovery)		2,040		(227)		2,114		(386)
Deferred tax expense/(recovery)								
Canada	$	25,563	$	21,069	$	39,182	$	33,915
United States		12,740		32,231		27,888		275,870
Deferred tax expense/(recovery)		38,303		53,300		67,070		309,785
Income tax expense/(recovery)	$	40,343	$	53,073	$	69,184	$	309,399

The difference between the expected and effective income taxes for the current and prior period is impacted by expected annual earnings, changes in valuation allowance, foreign, statutory and other rate differentials, non-taxable capital gains and losses, and non-deductible share-based compensation. As at June 30, 2017 Enerplus' total valuation allowance was $343.7 million (December 31, 2016 - $347.9 million).

14) SHAREHOLDERS' EQUITY

a) Share Capital

Authorized unlimited number of common shares issued: (thousands)	Six months ended June 30, 2017		Year ended December 31, 2016	
	Shares	Amount	Shares	Amount
Balance, beginning of year	240,483	$ 3,365,962	206,539	$ 3,133,524
Issued for cash:				
Issue of shares	—	—	33,350	230,115
Share issue costs (net of tax of $2,621)	—	—	—	(7,084)
Non-cash:				
Share-based compensation – settled	1,646	20,984	594	9,407
Balance, end of period	242,129	$ 3,386,946	240,483	$ 3,365,962

Dividends declared to shareholders for the three and six months ended June 30, 2017 were $7.3 million and $14.5 million, respectively (2016 - $6.5 million and $21.0 million, respectively).

On May 31, 2016, Enerplus issued 33,350,000 common shares at a price of $6.90 per share for gross proceeds of $230,115,000 ($220,410,400, net of issue costs before tax).

b) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended June 30, 2017		Three months ended June 30, 2016		Six months ended June 30, 2017		Six months ended June 30, 2016	
Cash:								
Long-term incentive plans expense	$	(15)	$	773	$	140	$	1,506
Non-cash:								
Long-term incentive plans and stock option expense		3,310		5,391		11,430		8,820
Equity swap (gain)/loss		64		(1,520)		1,011		(1,655)
Share-based compensation expense	$	3,359	$	4,644	$	12,581	$	8,671

i) Long-term Incentive ("LTI") Plans

In 2014, the Performance Share Unit ("PSU") and Restricted Share Unit ("RSU") plans were amended such that grants under the plans are settled through the issuance of treasury shares. The amendment was effective beginning with our grant in March of 2014 and any prior grants were settled in cash. The final cash-settled PSU and RSU grants were settled in December, 2015 and March, 2016, respectively. The Company's Director Share Units ("DSU") continue to be granted as cash-settled awards.

The following table summarizes the PSU, RSU and DSU activity for the six months ended June 30, 2017:

For the six months ended June 30, 2017	Cash-settled LTI plans	Equity-settled LTI plans		Total
(thousands of units)	DSU	PSU	RSU	
Balance, beginning of year	306	2,442	2,698	5,446
Granted	60	821	814	1,695
Vested	—	(528)	(1,118)	(1,646)
Forfeited	—	(36)	(237)	(273)
Balance, end of period	366	2,699	2,157	5,222

Cash-settled LTI Plans

For the three and six months ended June 30, 2017, the Company recorded cash share-based compensation expense of nil and $0.1 million, respectively (2016 - $0.8 million and $1.5 million, respectively). For the three and six months ended June 30, 2017, the Company made cash payments of nil and $0.1 million, respectively, related to its cash-settled plans (2016 – nil and $2.7 million, respectively).

As of June 30, 2017, a liability of $3.8 million (December 31, 2016 - $3.9 million) with respect to the DSU plan has been recorded to Accounts Payable on the Consolidated Balance Sheets.

Equity-settled LTI Plans

For the three and six months ended June 30, 2017, the Company recorded non-cash share-based compensation expense of $3.3 million and $11.4 million, respectively (2016 – $5.4 million and $8.8 million, respectively).

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At June 30, 2017 ($ thousands, except for years)	PSU[(1)]		RSU		Total
Cumulative recognized share-based compensation expense	$	20,541	$	8,721	$	29,262
Unrecognized share-based compensation expense		11,365		8,463		19,828
Fair value	$	31,906	$	17,184	$	49,090
Weighted-average remaining contractual term (years)		1.7		1.5	

(1) Includes estimated performance multipliers.

ii) Stock Option Plan

The Company suspended the issuance of stock options in 2014. At June 30, 2017 all stock options are fully vested and any related non-cash share-based compensation expense has been fully recognized.

The following table summarizes the stock option plan activity for the period ended June 30, 2017:

Period ended June 30, 2017	Number of Options (thousands)		Weighted Average Exercise Price
Options outstanding, beginning of year	5,900	$	18.29
Forfeited	(154)		18.39
Options outstanding, end of period	5,746	$	18.29
Options exercisable, end of period	5,746	$	18.29

At June 30, 2017, Enerplus had 5,745,664 options that were exercisable at a weighted average exercise price of $18.29 with a weighted average remaining contractual term of 2.1 years, giving an aggregate intrinsic value of nil (2016 – 3.0 years and nil). The intrinsic value of options exercised for both the three and six months ended June 30, 2017 was nil (2016 – nil and nil, respectively).

c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	Three months ended June 30, 2017		Three months ended June 30, 2016		Six months ended June 30, 2017		Six months ended June 30, 2016	
Net income/(loss)	$	129,302	$	(168,554)	$	205,595	$	(342,220)
Weighted average shares outstanding – Basic		242,127		218,128		241,710		212,420
Dilutive impact of share-based compensation[1]		4,856		—		4,856		—
Weighted average shares outstanding – Diluted		246,983		218,128		246,566		212,420
Net income/(loss) per share								
Basic	$	0.53	$	(0.77)	$	0.85	$	(1.61)
Diluted[1]	$	0.52	$	(0.77)	$	0.83	$	(1.61)

(1) For the three and six months ended June 30, 2016 the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At June 30, 2017 the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

At June 30, 2017 senior notes had a carrying value of $693.1 million and a fair value of $709.3 million (December 31, 2016 - $746.0 million and $771.0 million, respectively).

The fair value of derivative contracts and the senior notes are considered a level 2 fair value measurement. There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The deferred financial assets and liabilities on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three and six months ended June 30, 2017 and 2016:

Gain/(Loss) ($ thousands)	Three months ended June 30, 2017		Three months ended June 30, 2016		Six months ended June 30, 2017		Six months ended June 30, 2016		Income Statement Presentation
Electricity Swaps	$	387	$	885	$	270	$	577	Operating expense
Equity Swaps		(64)		1,520		(1,011)		1,655	G&A expense
Commodity Derivative Instruments:									
Oil		27,280		(27,144)		71,638		(58,420)	Commodity derivative
Gas		2,428		(16,321)		9,063		(11,207)	instruments
Total	$	30,031	$	(41,060)	$	79,960	$	(67,395)	

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

($ thousands)	Three months ended June 30, 2017		Three months ended June 30, 2016		Six months ended June 30, 2017		Six months ended June 30, 2016	
Change in fair value gain/(loss)	$	29,708	$	(43,465)	$	80,701	$	(69,627)
Net realized cash gain/(loss)		2,240		21,558		8,809		61,184
Commodity derivative instruments gain/(loss)	$	31,948	$	(21,907)	$	89,510	$	(8,443)

The following table summarizes the fair values at the respective period ends:

| ($ thousands) | June 30, 2017 | | | December 31, 2016 | |
| | Assets | | Liabilities | Liabilities | |
	Current	Long-term	Current	Current	Long-term
Electricity Swaps	$ —	$ —	$ 371	$ 641	$ —
Equity Swaps	—	—	2,946	1,044	891
Commodity Derivative Instruments:					
Oil	31,424	11,373	—	17,466	11,375
Gas	—	—	401	9,464	—
Total	$ 31,424	$ 11,373	$ 3,718	$ 28,615	$ 12,266

c) Risk Management

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize the Corporation's price risk management positions at August 10, 2017:

Crude Oil Instruments:

Instrument Type[1]	bbls/day	US$/bbl
Jul 1, 2017 – Dec 31, 2017		
WTI Swap	2,000	53.50
WTI Purchased Put	18,000	50.61
WTI Sold Call	18,000	60.33
WTI Sold Put	18,000	39.62
WCS Differential Swap	3,000	(14.45)
Jan 1, 2018 – Jun 30, 2018		
WTI Swap	3,000	53.73
WTI Purchased Put	13,000	53.04
WTI Sold Call	13,000	61.99
WTI Sold Put	13,000	42.83
WCS Differential Swap	1,500	(14.75)
Jul 1, 2018 – Dec 31, 2018		
WTI Swap	3,000	53.73
WTI Purchased Put	17,000	52.56
WTI Sold Call	17,000	61.29
WTI Sold Put	17,000	42.63
WCS Differential Swap	1,500	(14.75)
Jan 1, 2019 – Mar 31, 2019		
WTI Swap	3,000	53.73
WTI Purchased Put	1,000	56.00
WTI Sold Call	1,000	70.00
WTI Sold Put	1,000	45.00
Apr 1, 2019 – Dec 31, 2019		
WTI Purchased Put	4,000	54.69
WTI Sold Call	4,000	66.18
WTI Sold Put	4,000	43.75

(1)   Transactions with a common term have been aggregated and presented at a weighted average price/bbl.

Natural Gas Instruments:

Instrument Type[1]	MMcf/day	US$/Mcf
Jul 1, 2017 – Dec 31, 2017		
NYMEX Purchased Put	50.0	2.75
NYMEX Sold Call	50.0	3.41
NYMEX Sold Put	50.0	2.06

(1) Transactions with a common term have been aggregated and presented at a weighted average price/Mcf.

Electricity Instruments:

Instrument Type	MWh	CDN$/Mwh
Jul 1, 2017 – Dec 31, 2017		
AESO Power Swap[1]	6.0	44.38

(1) Alberta Electrical System Operator ("AESO") fixed pricing.

Physical Contracts:

Instrument Type	MMcf/day	US$/Mcf
Purchases:		
Jul 1, 2017 – Oct 31, 2017	35.0	(1.14)
AECO-NYMEX Basis		
Sales:		
Jul 1, 2017 – Oct 31, 2017	35.0	(0.66)
AECO-NYMEX Basis		
Nov 1, 2017 – Oct 31, 2018	35.0	(0.66)
AECO-NYMEX Basis		
Nov 1, 2018 – Oct 31, 2019	35.0	(0.64)
AECO-NYMEX Basis		

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, and U.S. dollar denominated senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At June 30, 2017 Enerplus did not have any foreign exchange derivatives outstanding.

Interest Rate Risk:

As of June 30, 2017 all of Enerplus' debt was based on fixed interest rates, and Enerplus had no interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 14. Enerplus has entered into various equity swaps maturing between 2017 and 2018 and has effectively fixed the future settlement cost on 470,000 shares at weighted average price of $16.89 per share.

ii)   Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At June 30, 2017 approximately 62% of Enerplus' marketing receivables were with companies considered investment grade.

At June 30, 2017 approximately $5.5 million or 6% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectable the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at June 30, 2017 was $3.2 million (December 31, 2016 - $3.3 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and restricted cash) and shareholders' capital. Enerplus' objective is to provide adequate short and long term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, and acquisition and divestment activity.

At June 30, 2017 Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

16) CONTINGENCIES

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

	Three months ended June 30,		Six months ended June 30,	
($ thousands)	2017	2016	2017	2016
Accounts receivable	$ (3,617)	$ 288	$ 18,055	$ 29,640
Other current assets	1,770	(3,426)	(2,541)	(96)
Accounts payable	(12,535)	(10,272)	(19,352)	(12,480)
	$ (14,382)	$ (13,410)	$ (3,838)	$ 17,064

b) Other

	Three months ended June 30,		Six months ended June 30,	
($ thousands)	2017	2016	2017	2016
Income taxes paid/(received)	$ 1,875	$ (17,194)	$ 1,939	$ (19,118)
Interest paid	16,807	17,832	20,451	27,638